Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Muscle Maker, Inc. and Subsidiaries on Amendment No. 5 Form S-1, of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated August 20, 2019, except for Note 19, as to which the date is November 26, 2019 and Note 20, as to which the date is December 13, 2019, with respect to our audits of the consolidated financial statements of Muscle Maker, Inc. and Subsidiaries as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 24, 2020